KarbonPay, LLC (the "Company") a Texas Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years Ended December 31, 2019 & 2020

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
KarbonPay, LLC.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 and 2020 and the related statements of operations, statement of changes in owner's equity, and statement of cash flows for the days then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 6, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, Fl
March 22nd, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	656	
Total Current Assets	656	-
Non-current Assets		
Property and Equipment, net of Accumulated Depreciation	1,230	
Total Non-Current Assets	1,230	-
TOTAL ASSETS	1,886	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	29,913	-
Total Current Liabilities	29,913	-
TOTAL LIABILITIES	29,913	-
EQUITY		
Member's Capital	167,500	2,500
Additional Paid in Capital		
Accumulated Deficit	(195,527)	(2,500)
Total Equity	(28,027)	-
TOTAL LIABILITIES AND EQUITY	1,886	-

Statement of Operations

	Year Ended December 31, 2020	2019
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	553	-
General and Administrative	63,586	2,500
Research and Development	128,679	-
Depreciation	210	-
Total Operating Expenses	193,028	2,500
Operating Income	(193,028)	(2,500)
Interest Expense	-	-
Provision for Income Tax	-	-
Net Income	(193,028)	(2,500)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income	(193,028)	(2,500)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	210	-
Accounts Payable	29,913	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	30,123	-
Net Cash provided by Operating Activities	(162,905)	(2,500)
INVESTING ACTIVITIES		
Equipment Purchases	(1,440)	-
Net Cash provided by Investing Activities	(1,440)	-
FINANCING ACTIVITIES		
Member Contributions	165,000	2,500
Net Cash provided by Financing Activities	165,000	2,500
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	656	-
Cash at end of period	656	-

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 12/31/19 (inception)	-	-	-
Contributed Capital	2,500	-	2,500
Net Loss	-	(2,500)	(2,500)
Ending Balance 12/31/2019	2,500	(2,500)	-
Contributed Capital	165,000	-	165,000
Net Loss	-	(193,028)	(193,028)
Prior Period Adjustment	-	-	-
Ending Balance 12/31/2020	167,500	(195,528)	(28,028)

KarbonPay, LLC.
Notes to Financial Statements
December 31st, 2020

Note 1 - Organization and Nature of Activities

KarbonPay, LLC. ("the Company") is formed on December 31, 2019 under the laws of the State of Texas. The Company will engage in providing cloud-based payroll services to companies in different countries. Effective September 10, 2020, the Company changed its name from FingoPay, LLC to KarbonPay, LLC.

The Company will conduct an equity crowdfunding offering during 2021 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our standalone financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Research and Development

Research and Development expenses consist of costs for development of the company's core software platform by way of employees and outsourced contractors. The company has elected not to capitalize any of its external use software and all associated expenses will be recorded in Research and Development.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 10, 2020. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

__Note 3 - Contingencies, Compliance Laws, and Regulations__

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

__Note 4 - Member's Equity__

The company is a multiple-member LLC which is currently owned by multiple members. Profits and losses are allocated to each member in proportion to their pro rata capital account balance.

__Note 5 - Subsequent Events__

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 22nd, 2021, the date these financial statements were available to be issued. As of March 22nd, 2021, the Company raised $500K in a priced offering to 3rd party investors under Regulation CF.

__Note 6 - Going Concern__

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

__Note 7 - Risks and Uncertainties__

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19: Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as

a going concern.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.